Brandon Lombardi
Tel. 602.445.8335
Fax. 602.445.8679
LombardiB@gtlaw.com
May 10, 2010
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda Ravitz

Re:	Roadrunner Transportation Systems, Inc. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-152504 Filed on April 30, 2010
Dear Ms. Ravitz:
     We express our appreciation for your prompt review of Amendment No. 6 to the Registration Statement (“Amendment No. 6”) on Form S-1 of Roadrunner Transportation Systems, Inc. (the “Company”). On behalf of the Company, we are responding to comments on Amendment No. 6 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2010. In conjunction with these responses, the Company is filing Amendment No. 8 to the Registration Statement (the “Amendment”) via EDGAR.
     The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, we have enclosed courtesy copies of the Amendment marked to show changes from Amendment No. 7 to the Registration Statement, which was filed via EDGAR on May 7, 2010.
General
1.	Staff Comment: Please file as correspondence on EDGAR your supplemental response letter to us dated April 26, 2010 and the related attached Appendices.

Company Response: Pursuant to your request, the Company has filed on EDGAR its supplemental response letter dated April 26, 2010 and the related attached Appendices.

Securities and Exchange Commission
Attention: Amanda Ravitz
May 10, 2010

Capitalization Table, page 19
2.	Staff Comment: Reference is made to footnote (j). Please further clarify to indicate, if true, that the amount reflects the addition of $123.5 million in net proceeds from the IPO, plus the reclassification impact from the conversion of your Class A common stock, Class B common stock, and Series B convertible preferred stock into the newly issued common stock, partially offset by the approximately $2.2 million adjustment of the carrying value...as described in footnote (f).

Company Response: Pursuant to your request, the Company has revised footnote (j) to clarify that the amount reflects the addition of $123.5 million of estimated net proceeds from the offering, plus $14.1 million attributable to the conversion of the Company’s Class A common stock, Class B common stock, and Series B preferred stock into shares of newly authorized common stock in connection with the offering, partially offset by the approximately $2.2 million adjustment of the carrying value of the Company’s redeemable common stock from approximately $1.7 million to approximately $3.9 million as described in footnote (f) and the $0.3 million par value of the shares issued in the offering and upon conversion of the Company’s currently outstanding securities.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
3.	Staff Comment: Prior to effectiveness of the Form S-1 Registration Statement, please include an unrestricted auditors’ report in the filing, along with an unrestricted Exhibit 23 of the accountants’ consent.

Company Response: Pursuant to your request, the Registration Statement includes an unrestricted auditors’ report and an unrestricted accountants’ consent on Exhibit 23.1.
Age of Financial Statements
4.	Staff Comment: Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Company Response: The Company has considered, and continues to be mindful of, the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.
Consents of Independent Registered Public Accounting Firm
5.	Staff Comment: Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Company Response: The Company respectfully advises the Staff that the Amendment contains currently dated accountants’ consents. The Company is mindful of its obligations under Rule 402 of Regulation C.
* * * *
     Please note that the Company has included certain changes to the Amendment other than those in response to the Staff’s comments.

Securities and Exchange Commission
Attention: Amanda Ravitz
May 10, 2010

     The Company acknowledges your references regarding requests for acceleration of the registration statement, including to Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration, and will provide any acceleration request at least two business days in advance of the requested effective date.
     Your continued prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8335 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brandon Lombardi

Brandon Lombardi For the Firm

cc:	Mark DiBlasi Beverly Singleton